Equal Energy Committed to Balanced, Prudent Strategy;
Rejects Dissidents’ Reckless Demands

Calgary, Alberta – December 3, 2012 -- Equal Energy Ltd. (TSX: EQU) (NYSE: EQU) today reasserted its commitment to a prudent and balanced long-term strategy in the face of reckless demands  by two dissident shareholders and bloggers that risk jeopardizing the company’s long-term stability.

“Our recently-completed strategic review seeks a balance between future growth and return of capital to shareholders”, Don Klapko, Equal’s President and Chief Executive Officer, said. “By contrast, the dissidents’ demands are more short-sighted, and not in the interests of long-term financial stability and sustainable valuation for our shareholders.”

Mr. Klapko added: “We have worked in good faith over several months to engage the dissidents, Mr. Nawar Alsaadi and Dr. Adam Goldstein. They continue to show little understanding of the opportunities and risks in the natural-gas business, or of Equal’s operations and financial capabilities. Mr. Alsaadi and Dr. Goldstein appear to be active financial bloggers with little experience in running a public company which, unlike social media, operates in a regulated environment and requires a higher level of responsibility.”

Dan Botterill, Equal’s Chairman, said: “Some of Mr. Alsaadi’s and Dr. Goldstein’s demands would restrict the board from exercising its fiduciary duty to shareholders. We wish to assure all our shareholders that we will remain accountable to them, and not to a minority of voices interested only in financial engineering.”

Equal wishes to respond specifically to several demands and misleading allegations made by the dissidents in their press release dated November 29, 2012:

•
The recent strategic review concluded that acquisitions would be considered only as one of a variety of options. Having worked so hard in recent years to lighten Equal’s debt burden, the board and management have no intention of taking any action that would weaken the balance sheet.

Equal has no plans for any major acquisition. Even so, it would be wise to take advantage of opportunities for smaller, tuck-in transactions that could enhance the value of the Oklahoma assets. In any case, no acquisition would be considered that was not accretive and beneficial to shareholders.

•	A substantial share buyback would significantly weaken the company’s balance sheet, potentially leaving it dangerously exposed to swings in the volatile natural-gas market.

The board and the company’s financial advisers firmly believe that the current strength of the balance sheet is now one of Equal’s most valuable assets. It is critical in current market conditions to maintain a debt-to-cash flow ratio of less than 1.0, which the board and our advisers believe can be maintained under the 2013 budget plan. The current ratio is 0.7, but this will rise towards 1.0 with the payment of a dividend in 2013.

•
As announced on November 27, 2012, Equal has initiated an annual dividend of USD$0.20 per share. The level of the dividend payment reflects a balance between returning as much value as possible to shareholders while maintaining a prudent debt-to-cash flow ratio in uncertain economic times, as outlined above.

Although the board and management are confident that natural-gas liquids prices will maintain their recent improvement, we do not see a full recovery until 2014.

Mr. Klapko said: “In all that we do, we are determined to ensure that we do not take Equal back to the dark days of five years ago when its predecessor over-extended itself by taking on too much debt. An unsustainable dividend – as now demanded by the dissidents – was exactly what landed the company in trouble then.”

•	As mentioned in the November 27 release, the strategic plan includes a review of the composition of the board and senior management team, as well as a review of compensation policies.

More generally, management and the board have listened to Equal’s shareholders. During the course of the strategic review, a number of models were tested by the company and its legal and financial advisors. It became clear that the present course of action is the most realistic path to preserve and enhance value for our shareholders.

Mr. Botterill added: “We appreciate the support we have received from many shareholders. Equal’s board and management will not allow the distraction caused by a handful of dissidents to slow down the execution of our strategic plan to preserve value for shareholders. We have a fiduciary obligation to consider both short- and long-term factors.

“Now that we have completed our strategic review, we are firmly focused on delivering results under the 2013 business plan and on positioning Equal to take advantage of the anticipated recovery in commodity prices.”

Further details of Equal’s strategic review and its benefits can be found at www.sedar.com.

About Equal Energy:

Equal Energy is an oil and gas exploration and production company based in Calgary, Alberta, with its United States operations office located in Oklahoma City, Oklahoma. Our shares and convertible debentures are listed on the Toronto Stock Exchange under the symbols (EQU, EQU.DB.B), and our shares are listed on the New York Stock Exchange under the symbol (EQU). Our oil and gas assets are centered on the Hunton liquids-rich natural gas property in Oklahoma.

Contacts:
Dell Chapman
Chief Financial Officer
(403) 538-3580 or (877) 263-0262

Don Klapko
President & CEO
(403) 536-8373 or (877) 263-0262

Bernard Simon
Vice-President – Kingsdale Communications Inc.
(416) 867 2304

Forward-looking Statements:

Certain information in this press release constitutes forward-looking statements under applicable securities law including payment of future dividends, the recovery of commodity prices to more historical norms and the reassertion of the previously outlined go-forward strategy  Any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as "may," "should," "anticipate," "expects," "seeks" and similar expressions.

Forward-looking statements necessarily involve known and unknown risks, such as risks associated with closing the Royalties sale, assignment of tax pools and subsequent payment, oil and gas production; marketing and transportation; loss of markets; volatility of commodity prices; currency and interest rate fluctuations; imprecision of reserve and future production estimates; environmental risks; competition; incorrect assessment of the value of acquisitions; failure to realize the anticipated benefits of dispositions; inability to access sufficient capital from internal and external sources; changes in legislation, including but not limited to income tax, environmental laws and regulatory matters.  Readers are cautioned that the foregoing list of factors is not exhaustive.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Additional information on these and other factors that could affect Equal's operations or financial results are included in Equal's reports on file with Canadian and U.S. securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), the SEC's website (www.sec.gov), Equal's website (www.equalenergy.ca) or by contacting Equal. Furthermore, the forward looking statements contained in this news release are made as of the date of this news release, and Equal does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by securities law.